January 19, 2010

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC   20006

Re: Nuveen Mortgage Opportunity Term Fund 2
        File Numbers: 333-163949, 811-22374

Dear Ms. Winick:

        We have reviewed the initial registration statement for Nuveen Mortgage
Opportunity Term Fund 2 (the "Fund") filed on Form N-2 on December 22, 2009. The
filing has been made for the purpose of registering the Fund's common shares of
beneficial interest. In a letter dated December 22, 2009, you requested selective review
of this registration statement because it is substantially similar to that of another closed-
end investment company, Nuveen Mortgage Opportunity Fund (File Nos. 333-161958;
811-22329), that has been reviewed by the staff. In accordance with Investment Company
Act Release No. 13768 (February 15, 1984), we have decided to selectively review the
registration statement.

        We have no comments at this time. We may have comments on disclosure
included in any subsequent pre-effective amendment.

        You are reminded that the burden of full and fair disclosure rests with the
registrant, its counsel, and others engaged in the preparation of the registration statement.
As a matter of law, this burden cannot be shifted to the Commission or its staff.

        Please furnish a letter acknowledging that:

                the Fund is responsible for the adequacy and accuracy of the
                disclosure in its filings;

                should the Commission or the staff, acting pursuant to delegated
                authority, declare the filing effective, it does not foreclose the
                Commission from taking any action with respect to the filing;

                the action of the Commission or the staff, acting pursuant to delegated
                authority, in declaring the filing effective, does not relieve the Fund
                from full responsibility for the adequacy and accuracy of the disclosure in
                the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel